FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	1 - “2012 Full Year Results: Continued sales momentum and record earnings”
2 - “Syngenta Board proposes to elect two new directors at AGM”
3 - “Syngenta to expand corn seed production capacity in Formosa, Brazil”

Herewith we furnish press releases related to Syngenta AG. The full text of the press releases are the following:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, February 6, 2013

2012 Full Year Results

Continued sales momentum and record earnings

•	Sales $14.2 billion, up 7 percent; up 10 percent at constant exchange rates (CER)1

-	strong fourth quarter in North and Latin America

-	double digit Seeds growth in all regions (CER)

•	EBITDA up 17 percent at CER

•	Net income $1.9 billion, up 17 percent

•	Earnings per share2 $22.30, up 15 percent

•	Free cash flow before record level of acquisitions: $0.9 billion

•	Proposed dividend increased by 19 percent to CHF 9.50

	Reported Financial Highlights
	$2012m	$2011m	Actual %	CER1%
Sales	14,202	13,268	+ 7	+ 10
Operating income	2,292	2,051	+ 12
Net income3	1,872	1,599	+ 17

EBITDA	3,150	2,905	+ 8	+17
Earnings per share2	$22.30	$19.36	+ 15

1	Growth at constant exchange rates

2	Excluding restructuring and impairment; EPS on a fully-diluted basis.

3	Net income to shareholders of Syngenta AG (equivalent to diluted earnings per share of $20.32).

Mike Mack, Chief Executive Officer, said:

“In 2012, crop prices rose sharply as adverse weather conditions in several regions resulted in significant production shortfalls, once again highlighting the fragility of global supply.  Growers in the affected regions had to adapt quickly in terms of planting and investment decisions, while also dealing with ongoing challenges such as weed and insect resistance.  The strong growth in Syngenta’s sales reflected our flexibility in providing solutions across crops and, increasingly, in addressing agronomic challenges through our integrated offers.  These are proving their worth in developed and emerging regions alike, contributing to growth rates of eight percent and 11 percent respectively.

“Since the announcement of our new strategy two years ago, we have been driving the development of our portfolio by crop.  The results already achieved in the field and the potential for new integrated offers have enabled us to increase target sales for our eight strategic crops to $25 billion by 2020.  In addition, last year we made a number of acquisitions to secure new technologies.  We were able to do so while maintaining a strong balance sheet as evidenced by the proposal of another substantial increase in the dividend.”

Financial highlights 2012

Sales $14.2 billion

Sales increased by ten percent at constant exchange rates.  Sales volume increased by seven percent and prices were three percent higher.  Reported sales growth was seven percent owing to the appreciation of the dollar against most currencies.

EBITDA $3.2 billion

At constant exchange rates EBITDA increased by 17 percent and the EBITDA margin (CER) was 23.2 percent (2011: 21.9 percent).  The increase in profitability reflects the operational leverage from volume growth, price increases and the recognition of an additional $200 million of trait royalty from DuPont Pioneer, accompanied by cost savings largely from the integrated business model of $198 million.  These together more than offset the impact of higher raw material costs and a net $80 million charge for the settlement of US litigation relating to the herbicide atrazine.

The reported margin was 22.2 percent.  The negative impact of currency was $235 million, or 100 basis points.

Net financial expense and taxation

Net financial expense of $147 million was slightly lower than in 2011 ($165 million).  The tax rate before restructuring and impairment was 15 percent.

Net income $1.9 billion

Net income including restructuring and impairment was up 17 percent.  Earnings per share, excluding restructuring and impairment, increased by 15 percent to $22.30.

Cash flow and balance sheet

Free cash flow before acquisitions totaled $924 million.  Average trade working capital as a percentage of sales was further reduced to 35 percent from 37 percent in 2011. Fixed capital expenditure including intangibles was $679 million (2011: $575 million) reflecting increased investment to meet growing demand, notably in the emerging markets.  Acquisition spending reached $654 million, with opportunities to acquire new technologies and to expand seeds production capability.  Cash flow return on investment at 15 percent again exceeded the 12 percent target.  The ratio of net debt to equity was 20 percent (2011: 15 percent).

Syngenta – February 6, 2013/ 2 of 42

Dividend and share repurchase

The total cash return to shareholders in 2012 was $795 million.  The dividend was raised by 14 percent, or 13 percent in US dollars, to give a total dividend payout of $791 million.  Share repurchases amounted to $4 million: the primary focus is on the dividend and in 2012 there was significant expenditure on acquisitions.

In the light of continuing strong free cash flow generation, the Board of Directors will propose to the AGM on April 23, 2013 an increase in the dividend to CHF 9.50 per share from CHF 8.00 in 2011.  This represents an increase of 19 percent in Swiss francs and around 21 percent in US dollars at end January exchange rates.  As in previous years, the company retains the flexibility to execute tactical share buybacks.

Business Highlights 2012

	Full Year		Growth		4th Quarter		Growth
	$2012m	$2011m	Actual %	CER %	$2012m	$2011m	Actual %	CER %
Europe, Africa & Middle East	3,974	3,982	-	+ 6	387	414	- 7	- 3
North America	3,931	3,273	+ 20	+ 21	690	538	+ 28	+ 28
Latin America	3,713	3,305	+ 12	+ 13	1,556	1,324	+ 18	+ 17
Asia Pacific	1,827	1,887	- 3	-	432	443	- 3	- 1
Total regional sales	13,445	12,447	+ 8	+ 11	3,065	2,719	+ 13	+ 13
Lawn and Garden(1)	757	821	- 8	- 6	174	184	- 6	- 5
Group sales	14,202	13,268	+ 7	+ 10	3,239	2,903	+ 12	+ 12

Regional sales performance

•	Sales $13.4 billion, up 11%(2)

•	Volume +8%, price +3%

•	EBITDA $3.0 billion (2011: $2.8 billion)

•	EBITDA margin(2) 23.8% (2011: 22.5%)

Europe, Africa and the Middle East:  Growth was broad-based with the strongest contributions to growth coming from the CIS and South East Europe, where commercial integration is driving clear gains in scale and in customer recognition of our portfolio.  Seeds sales were in addition driven by the substitution of corn and sunflower for lost winter cereal crops.  France also registered a strong full year performance led by growth in fungicides.  Sales in southern Europe were lower owing to dry weather as well as the economic downturn.

(1)	Including impact of divestments
(2)	At constant exchange rates

Syngenta – February 6, 2013/ 3 of 42

North America had an excellent year across the business.  The expansion of our corn technology resulted in good underlying seeds sales growth which was augmented by licensing revenue.  A warm winter and an early planting season favored the use of herbicides and insecticides, with further momentum coming from the ongoing success of our weed and insect resistance management programs.  This more than offset a reduction in third quarter fungicide applications due to the summer drought.  Low channel inventories and strong demand in advance of the 2013 season led to an acceleration of growth in the fourth quarter.

Latin America staged a strong recovery from drought conditions which reduced sales in the first quarter.  High soybean prices encouraged increases in acreage and investment.  The development of second season corn is favoring technology adoption in both crop protection and seeds.  The traction resulting from the early integration of our commercial teams in Brazil has added impetus to the growth in our seeds portfolio, with share gains in both corn and soybean.  The need to boost sugar cane productivity was reflected in strong growth in herbicide sales and the identification of new opportunities in seedlings and young plants.

Asia Pacific:  Sales excluding the impact of range rationalization and registrations increased five percent.  China and South East Asia both reported double digit growth with expansion in corn and the roll-out of DURIVO® insecticides.  Growth in South Asia was more moderate owing to an erratic monsoon and to the product phase-outs which also affected sales in Japan.  Sales in Australasia were lower owing to early floods followed by exceptionally hot and dry conditions in the second half of the year.

Lawn and Garden performance

•	Sales $757 million, 6% lower(1)

•	EBITDA $103 million (2011: $103 million)

•	EBITDA margin(1) 13.9% (2011: 12.5%)

Excluding the impact of acquisitions and divestments, sales were broadly flat.   While low consumer spending and cautious retailer behavior continued to affect many markets, we made significant progress in simplifying the business and focusing on high value chemistry and genetics.  This included the divestment of some lower margin businesses including Fafard growing media, which in June was sold to Sun Gro Horticulture Canada Ltd., with whom we continue to collaborate in order to include growing media in our integrated offers.  In November we announced that Griffin Greenhouse Supplies, Inc., will acquire the Syngenta Horticultural Services flowers distribution and brokerage business.  The acquisition of the DuPont Professional Products insecticide business will augment our portfolio of chemical controls with the established Advion® and Acelepryn® brands.

Capacity expansion

In Argentina, Syngenta announced a $50 million investment to build a new processing plant for corn and sunflower seeds.  In Brazil, the company plans to quadruple the capacity of its Formosa corn processing plant.  Syngenta has also signed a letter of intent to invest up to $85 million in the construction of a hybrid seed and crop protection facility in Krasnodarskiy Krai in Russia.

(1)	At constant exchange rates

Syngenta – February 6, 2013/ 4 of 42

Acquisitions

The DuPont Professional Products business (see under Lawn and Garden) was acquired for $125 million and consolidated with effect from October 2012.

In September Syngenta agreed to pay $86 million, with additional deferred payments of up to $27 million, for Pasteuria Bioscience Inc.  The naturally occurring soil bacteria Pasteuria spp will be used to develop cost-effective nematicides with a novel mode of action.

In November Syngenta commenced a tender offer valued at €403 million for the Belgian company Devgen, a global leader in hybrid rice and RNAi technology.  By January 18, 2013, 98.32 percent of the total number of shares in Devgen had been tendered; the remaining shares will be acquired through a squeeze-out.  The acquisition, which was consolidated from December 2012, will reinforce Syngenta’s leading position in the global rice market and will enable the combination of RNAi-based crop applications with our broad crop protection portfolio.

Also in November, Syngenta announced the acquisition of Sunfield Seeds, a US-based provider of sunflower seeds production and processing services.  The acquisition will strengthen our sunflower supply capability in support of future growth.

New partnerships:  Syngenta and Novozymes signed two global agreements in 2012.  Firstly, the two companies will jointly commercialize the Novozymes technology JumpStart®, a seed-applied biological which increases phosphate uptake in the soil.  A second marketing and distribution agreement relates to Taegro®, a fermented biological fungicide which offers growers broad-spectrum disease control at low application rates.

Under a barley breeding agreement with Intergrain, Syngenta has gained exclusive commercialization rights for all new barley varieties, and exclusive rights to commercialize existing Intergrain varieties outside Australia.

Crop pipelines:  In September, Syngenta upgraded its sales target for its eight key crops to $25 billion by 2020.  This compares with a previous target of over $22 billion post-2015.  The upgrade followed strategic updates covering four of the crops: Cereals, Corn, Rice and Vegetables.  The sales target comprises growth in the existing portfolio and the launch of new products, with an increasing emphasis on integrated offers.

Performance metrics:  The performance of our portfolio and the development of our integrated offers enabled us to gain further market share in 2012.  This supports our confidence in achieving the target of an annual average 0.5 percent market share gain across the combined business over the next five years.  In 2012 the group EBITDA margin of 22.2 percent was within the target range of 22-24 percent set for 2015.  This achievement is against a backdrop of currency and raw material headwinds as well as ongoing investments in growth.  Cash Flow Return on Investment at 15 percent was significantly ahead of the targeted rate of over 12 percent.  These results are reflected in the proposed dividend increase, in line with our strategy of returning cash to shareholders.

Outlook

Mike Mack, Chief Executive Officer, said:

“Our confidence in the coming season is reinforced by the fourth quarter business strength, notably in North and Latin America, as well as robust commodity crop prices.  In 2013 we look forward to further business momentum driven by our innovative offers and a commercial organization which is now fully integrated in all territories.  We also expect to generate significant free cash flow, while continuing to invest in the realization of our crop-based pipelines and in the ongoing expansion of our commercial footprint, notably in the emerging markets.”

Syngenta – February 6, 2013/ 5 of 42

Crop Protection

	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Selective herbicides	2,939	2,617	+12	+ 15	589	417	+ 41	+ 42
Non-selective herbicides	1,246	1,117	+ 12	+ 14	298	231	+ 29	+ 29
Fungicides	3,044	2,998	+ 2	+ 4	758	704	+ 8	+ 8
Insecticides	1,841	1,790	+ 3	+ 6	513	496	+ 4	+ 4
Seed care	1,107	1,018	+ 9	+ 12	320	332	- 3	- 3
Other crop protection	141	137	+ 2	+ 5	36	39	- 10	- 10
Total	10,318	9,677	+ 7	+ 9	2,514	2,219	+ 13	+ 14

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

AXIAL® on cereals registered double digit growth in all regions.  The largest contribution came from Canada, where increased acreage coincided with low channel inventories at the start of the year.  In corn, the CALLISTO® family and DUAL®/BICEP grew strongly in the USA driven by their success in managing resistant weeds as well as high corn prices.  Adoption of both products on sugar cane in Brazil, where they form part of integrated agronomic protocols, is accelerating rapidly.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

GRAMOXONE® showed good growth in Latin America and the USA, where it was used as an alternative to glyphosate in areas of weed resistance.  Sales in the developed markets of Asia Pacific were lower, partly due to non-renewal of the registration in South Korea.  TOUCHDOWN® sales grew strongly notably in the Americas reflecting a high level of demand on corn and soybean and a shortage of generic supply.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicide sales progressed despite drought in Latin America in the first quarter and in the USA throughout the summer.  The largest product AMISTAR® continues to expand: volume growth was driven by our offer comprising multiple mixtures and formulations adapted by crop and geography, and pricing remained robust.  Sales of REVUS® for vegetables, vines and potatoes were up by 25 percent in Europe, its main market.  In November, the European Union granted full approval for isopyrazam, which will represent a major step forward in the control of a wide variety of damaging fungal diseases.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Excluding the impact of range rationalization, sales were up 10 percent led by the Americas.  In the USA, a mild winter and dry weather throughout the corn belt created heavy early insect pressure.  In addition, grower awareness of corn rootworm resistance and of the benefits of soil-based insecticides increased, with North American sales of FORCE® more than doubling as a result.  Latin American growth was driven by technology adoption, with the strongest contributions coming from ACTARA® and DURIVO®.

Syngenta – February 6, 2013/ 6 of 42

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST/MAXIM®, VIBRANCETM

Global growth was led by CRUISER® and CELEST/MAXIM®.  Ongoing technology adoption drove a particularly strong performance in the emerging markets, where sales were up by over 20 percent.  In Latin America the nematicide AVICTA® also showed strong growth.  VIBRANCETM, a new compound which delivers enhanced root health as well as controlling a wide range of diseases, was successfully launched in North America.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Europe, Africa, Mid. East	2,910	2,958	- 2	+ 5	325	354	- 8	- 5
North America	2,577	2,158	+ 19	+ 20	422	286	+ 47	+ 47
Latin America	3,261	2,907	+ 12	+ 13	1,411	1,208	+ 17	+ 17
Asia Pacific	1,570	1,654	- 5	- 2	356	371	- 4	- 3
Total	10,318	9,677	+ 7	+ 9	2,514	2,219	+ 13	+ 14

Seeds

	Full Year		Growth		4th Quarter		Growth
Seeds by product line	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Corn and Soybean	1,836	1,471	+ 25	+ 26	386	334	+ 15	+ 15
Diverse Field Crops	719	676	+ 6	+ 11	66	77	- 14	- 12
Vegetables	682	703	- 3	+ 1	148	131	+ 14	+ 15
Total	3,237	2,850	+ 14	+ 16	600	542	+ 11	+ 11

Corn and Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales were up strongly in all regions driven by corn worldwide and by soybean in Latin America.  North American sales were augmented by additional corn trait royalty income of around $200 million received in the first half; excluding this amount global corn sales were up 15 percent, with a positive customer response to our broad technology offer.  In Latin America corn growth was driven by the expansion of the second season in Brazil, where sales were up by more than 30 percent helped by the launch of new trait combinations.  Increases in soybean acreage for the 2012/13 season have been accompanied by strong demand for our leading varieties such as V-Max.  The integrated PLENUS® offer is growing well in Argentina where it now accounts for around three quarters of the portfolio.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Growth was led by sunflower in Eastern Europe where we are capturing value from the expansion of our leading conventional and high oleic hybrids.  In North America, growth in sunflower and cereals more than offset the disposal of the sorghum business.  Hybrid barley is starting to make a significant contribution in major Western European countries, alongside growth in the existing wheat business.

Syngenta – February 6, 2013/ 7 of 42

Vegetables: major brands DULCINEA®, ROGERS®, S&G®

There was an upturn in the fourth quarter which offset the earlier impact of a difficult economic environment.  In North America, the processing market has recovered from a period of oversupply and fresh produce sales are benefiting from strong demand for miniature watermelons.  In Mexico and Iberia, Zeraim’s leading tomato and pepper varieties are driving sales.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2012 $m	2011 $m	Actual %	CER %	2012 $m	2011 $m	Actual %	CER %
Europe, Africa, Mid. East	1,101	1,063	+ 4	+ 10	83	86	- 3	- 1
North America	1,398	1,142	+ 22	+ 22	292	266	+ 10	+ 9
Latin America	479	409	+ 17	+ 18	148	118	+ 26	+ 26
Asia Pacific	259	236	+ 10	+ 16	77	72	+ 6	+ 9
Total	3,237	2,850	+ 14	+ 16	600	542	+ 11	+ 11

Announcements and Meetings

2012 Annual Report publication	March 13, 2013
First quarter trading statement	April 18, 2013
AGM	April 23, 2013
Crop update	July 9-11, 2013
First half results	July 24, 2013
Third quarter trading statement	October 17, 2013
Crop update	December 4-6, 2013

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – February 6, 2013/ 8 of 42

Syngenta Group
Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto, which do not themselves contain all of the information that IFRS would require for a complete set of financial statements, are based on and are consistent with Syngenta’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year ended December 31, ($m, except share and per share amounts)	2012	2011
Sales	14,202	13,268
Cost of goods sold	(7,218)	(6,786)
Gross profit	6,984	6,482
Marketing and distribution	(2,418)	(2,387)
Research and development	(1,253)	(1,191)
General and administrative:
Restructuring	(233)	(307)
Divestment gains/(losses)	(25)	76
Other general and administrative	(763)	(622)
Operating income	2,292	2,051
Income from associates and joint ventures	7	15
Financial expense, net	(147)	(165)
Income before taxes	2,152	1,901
Income tax expense	(277)	(301)
Net income	1,875	1,600
Attributable to:
Syngenta AG shareholders	1,872	1,599
Non-controlling interests	3	1
Net income	1,875	1,600
Earnings per share ($):
Basic	20.43	17.40
Diluted	20.32	17.31
Weighted average number of shares:
Basic	91,644,190	91,892,275
Diluted	92,132,922	92,383,611

All activities were in respect of continuing operations.

Syngenta – February 6, 2013/ 9 of 42

Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, ($m)	2012	2011
Net income	1,875	1,600
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	(151)	(252)
Income tax relating to items that will not be reclassified to profit or loss	31	71
	(120)	(181)
Items that may be reclassified subsequently to profit or loss:
Unrealized gains/(losses) on available-for-sale financial assets	(1)	3
Gains/(losses) on derivatives designated as cash flow and net investment hedges	108	(150)
Currency translation effects	86	(186)
Income tax relating to items that may be reclassified subsequently to profit or loss	(22)	(14)
	171	(347)
Total comprehensive income	1,926	1,072
Attributable to:
Syngenta AG shareholders	1,924	1,072
Non-controlling interests	2	-
Total comprehensive income	1,926	1,072

All activities were in respect of continuing operations.

Syngenta – February 6, 2013/ 10 of 42

Condensed Consolidated Balance Sheet

At December 31, ($m)	2012	2011
Assets
Current assets:
Cash and cash equivalents	1,599	1,666
Trade receivables	3,191	2,736
Other accounts receivable	932	690
Inventories	4,734	4,190
Derivative and other financial assets	251	269
Other current assets	257	199
Total current assets	10,964	9,750
Non-current assets:
Property, plant and equipment	3,193	3,025
Intangible assets	3,501	2,869
Deferred tax assets	1,075	930
Financial and other non-current assets	668	667
Total non-current assets	8,437	7,491
Total assets	19,401	17,241
Liabilities and equity
Current liabilities:
Trade accounts payable	(3,409)	(2,881)
Current financial debt and other financial liabilities	(1,048)	(955)
Income taxes payable	(574)	(547)
Other current liabilities	(1,160)	(1,028)
Provisions	(236)	(232)
Total current liabilities	(6,427)	(5,643)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,514)	(2,374)
Deferred tax liabilities	(863)	(753)
Provisions	(841)	(968)
Total non-current liabilities	(4,218)	(4,095)
Total liabilities	(10,645)	(9,738)
Equity:
Shareholders’ equity	(8,745)	(7,494)
Non-controlling interests	(11)	(9)
Total equity	(8,756)	(7,503)
Total liabilities and equity	(19,401)	(17,241)

Syngenta – February 6, 2013/ 11 of 42

Condensed Consolidated Cash Flow Statement

For the year ended December 31, ($m)	2012	2011
Income before taxes	2,152	1,901
Reversal of non-cash items	984	801
Cash (paid)/received in respect of:
Interest and other financial receipts	197	312
Interest and other financial payments	(422)	(426)
Income taxes	(378)	(282)
Restructuring costs	(55)	(71)
Contributions to pension plans, excluding restructuring costs	(78)	(198)
Other provisions	(182)	(116)
Cash flow before change in net working capital	2,218	1,921
Change in net working capital:
Change in inventories	(555)	(478)
Change in trade and other working capital assets	(814)	(120)
Change in trade and other working capital liabilities	510	548
Cash flow from operating activities	1,359	1,871
Additions to property, plant and equipment	(508)	(479)
Proceeds from disposals of property, plant and equipment	30	20
Purchases of intangible assets	(112)	(62)
Purchases of investments in associates and other financial assets	(59)	(34)
Proceeds from disposals of intangible and financial assets	21	22
Cash flow from (purchases)/disposals of marketable securities, net	(8)	11
Acquisitions and divestments, net	(582)	50
Cash flow used for investing activities	(1,218)	(472)
Increases in third party interest-bearing debt	1,256	305
Repayments of third party interest-bearing debt	(721)	(906)
(Purchases)/sales of treasury shares and options over own shares, net	24	(377)
Distributions paid to shareholders	(791)	(706)
Cash flow used for financing activities	(232)	(1,684)
Net effect of currency translation on cash and cash equivalents	24	(16)
Net change in cash and cash equivalents	(67)	(301)
Cash and cash equivalents at the beginning of the year	1,666	1,967
Cash and cash equivalents at the end of the year	1,599	1,666

Syngenta – February 6, 2013/ 12 of 42

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2011	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income						1,599	1,599	1	1,600
OCI				(113)	(233)	(181)	(527)	(1)	(528)
Total comprehensive income	-	-	-	(113)	(233)	1,418	1,072	-	1,072
Share based compensation			34			65	99		99
Dividends paid						(705)	(705)	(1)	(706)
Share repurchases			(422)				(422)		(422)
Cancellation of treasury shares		(31)	195			(164)	-		-
Other and income taxes on share based compensation						11	11		11
December 31, 2011	6	3,460	(682)	(149)	425	4,434	7,494	9	7,503
Net income						1,872	1,872	3	1,875
OCI				97	74	(119)	52	(1)	51
Total comprehensive income	-	-	-	97	74	1,753	1,924	2	1,926
Share-based compensation			153			26	179		179
Dividends paid						(791)	(791)		(791)
Share repurchases			(81)				(81)		(81)
Cancellation of treasury shares		(23)	199			(176)	-		-
Other and income taxes on share based compensation						20	20		20
December 31, 2012	6	3,437	(411)	(52)	499	5,266	8,745	11	8,756

A dividend of CHF 8.00 ($8.82) (2011: CHF 7.00 ($7.64)) per share was paid to Syngenta AG shareholders during 2012.  The 2011 payment was made out of reserves arising from capital contributions.

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Syngenta Group
Notes to Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a world leading agribusiness operating in the Crop Protection, Seeds and Lawn and Garden markets. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape products.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the years ended December 31, 2012 and 2011 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  The condensed consolidated financial statements are based on and are consistent with Syngenta’s consolidated financial statements.  Syngenta’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and, except as described in Note 2 below, with the accounting policies set out in the Syngenta Financial Report 2011.  The condensed consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2013.

The condensed consolidated financial statements are presented in United States dollars (“$”) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Adoption of new IFRSs and changes in accounting policies

Adoption of new IFRSs

Syngenta has adopted the following new or revised IFRSs in these condensed consolidated financial statements, with the following effect. Except where stated otherwise, these have not been early adopted:

•
Amendments to IAS 1, “Presentation of Financial Statements” and IAS 34 “Interim Financial Reporting” contained in the Annual Improvements to IFRSs 2009-2011 cycle, published in May 2012. These amendments, which were early adopted by Syngenta, clarify certain financial statement presentation issues, but have no effect on Syngenta’s consolidated financial statements.

•	“Disclosures – Transfers of Financial Assets”, Amendments to IFRS 7.

•	“Deferred Tax: Recovery of Underlying Assets, Amendments to IAS 12” had no effect on Syngenta’s consolidated financial statements.

Syngenta – February 6, 2013/ 14 of 42

The new or revised IFRSs relevant to the Syngenta Group, which Syngenta has not yet adopted, and their effective dates, are listed below:

•	IFRS 9, “Financial Instruments”, effective from January 1, 2015.

•	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013.

•	IFRS 11, “Joint Arrangements”, effective January 1, 2013.

•	IFRS 12, “Disclosures of Interests in Other Entities”, effective January 1, 2013.

•	IFRS 13, “Fair Value Measurement”, effective January 1, 2013.

•
IAS 19, “Employee Benefits” (revised), effective January 1, 2013. Syngenta expects the adoption of IAS 19 (revised) to increase 2013 post-retirement benefit expense by approximately $40 million before tax.

•	“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32, effective January 1, 2014.

•	“Disclosures - Offsetting Financial Assets and Financial Liabilities”, Amendments to IFRS 7, effective January 1, 2013.

•	“Annual Improvements to IFRS, 2009-2011 cycle”, effective January 1, 2013 except for the two amendments that Syngenta has early adopted as disclosed above.

Note 3: Business combinations, divestments and other significant transactions

2012

During 2012, Pioneer Hi-Bred International Inc. (“Pioneer”) received U.S. EPA approval for a seeds stack containing the MIR604 trait licensed by Syngenta to Pioneer. As a result, Syngenta is now virtually certain to receive contractual minimum consideration with a present value of approximately $200 million. This amount has been recognized as royalty revenue in 2012 and is receivable in cash over the period to October 2016. Accretion of this amount to reflect the passage of time is recognized as financial income. Prior to the U.S. EPA approval, Syngenta had recognized as royalty revenue in 2012 the non-refundable upfront payments from Pioneer of $50 million.

On October 1, 2012, Syngenta acquired from DuPont its professional products insecticide business, a leading supplier for the professional turf, ornamentals and home pest control markets, for a cash consideration of $128 million, including related inventories. The acquisition expands the range of products which Syngenta offers to golf course and lawn care professionals and to ornamental growers, and also strengthens its portfolio for the control of home pests. The acquisition includes the pest control brands Advion® and Acelepryn® and other intellectual property, transfer of certain employees, and exclusive supply and licensing agreements through which Syngenta will access the related active ingredients and formulated products from DuPont. Goodwill was $22 million and represents potential benefits from new product development derived from the acquired products and from combining them with existing Syngenta products. Syngenta expects to claim a tax deduction for this goodwill.

On November 8, 2012, Syngenta acquired control of Pasteuria Bioscience, Inc. (“Pasteuria”), a         US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Syngenta recognized a $30 million gain

Syngenta – February 6, 2013/ 15 of 42

on revaluing the interest to its fair value on November 8, 2012. This gain is reported within the General and administrative line in the condensed consolidated income statement. Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition will facilitate the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables. Acquisition accounting is complete except that Syngenta requires further information about the amount of pre-acquisition tax losses available for carry forward in order to finalize the deferred tax asset to be recognized upon acquisition. Subject to this, goodwill arising on acquiring Pasteuria was $37 million and mainly represents deferred income tax liabilities which, as required by IFRS 3 and IAS 12, are treated as an exception to the fair value principle applied when measuring other items in acquisition accounting. No tax deduction is expected to be available for the goodwill. Because of the timing of the acquisition, Syngenta will allocate this goodwill to operating segments for its 2013 impairment review.

On November 29, 2012, Syngenta acquired 100 percent of the shares of Sunfield Seeds Inc., a        US-based provider of sunflower seeds production and processing services, for cash consideration. The acquisition represents an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth. Because of the timing of the acquisition transaction, provisional amounts have been recognized for all acquired assets and liabilities at December 31, 2012.

On September 21, 2012, Syngenta announced a takeover offer for Devgen N.V. (“Devgen”), a company listed on the Euronext stock exchange. On December 12, 2012, it was announced that on closing of the initial acceptance period, shares and warrants representing 94.11 percent of Devgen’s total issued share capital had been tendered in acceptance of the offer, which was consequently declared unconditional. Syngenta considers December 12, 2012 to be the acquisition date as defined by IFRS 3. Syngenta has offered to acquire all outstanding shares and warrants issued by Devgen for Euros (“EUR”) 16 cash per share, representing a total consideration of around EUR 403 million (equivalent to $530 million). At December 31, 2012, Syngenta had paid EUR 375 million ($493 million) for the tendered shares and warrants. As required by Belgian financial market regulations, Syngenta‘s takeover offer was re-opened from December 28, 2012 until January 18, 2013. Further information is given in Note 10 below.

Devgen is a global leader in hybrid rice and RNAi technology. The acquisition will enable Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012. In respect of that agreement, Syngenta recognized a $27 million intangible asset separately from the subsequent acquisition, and no gain or loss related to this arose upon acquisition. Because of the timing of the acquisition transaction, the acquisition date fair valuation of Devgen’s intangible assets has not been finalized at December 31, 2012, nor has Syngenta finalized its acquisition date assessment of how much of Devgen’s carried forward tax losses it is more likely than not to be able to utilize. Syngenta has valued the 5.89 percent non-controlling interests in Devgen at their fair value, which Syngenta estimates at $37 million, based on the EUR 16 per share offer price. Because Belgian law gives the non-controlling shareholders a right to put their shares to Syngenta at the offer price, Syngenta has recognized a $37 million financial liability and a non-controlling interest of $nil at December 31, 2012. Syngenta has not yet determined the amount of goodwill, if any, which is expected to be deductible for tax.

Syngenta – February 6, 2013/ 16 of 42

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2012 business combinations were as follows:

($m)	Devgen (provisional)	Other (provisional)	Other (final)	Total fair values
Cash and cash equivalents	66	4	-	70
Trade receivables and other assets	23	37	5	65
Intangible assets	228	94	101	423
Deferred tax assets	40	5	-	45
Deferred tax and other liabilities	(79)	(70)	-	(149)
Net assets acquired	278	70	106	454
Purchase price	493	97	128	718
Non-controlling shareholders’ put rights	37	-	-	37
Fair value of interests already held by Syngenta	-	44	-	44
Goodwill	252	37	22	311
Unallocated purchase price	-	34	-	34

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from these 2012 acquisitions was as follows:

($m)
Total cash paid	706
Net cash acquired	(70)
Net cash outflow	636

Acquisition related costs were $6 million.

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Canada Ltd. On November 13, 2012, Syngenta divested its US flowers distribution and brokerage business, Syngenta Horticultural Services to Griffin Greenhouse Supplies, Inc. Consideration consists of cash for both the above transactions and future consideration receivable is not material. The income statement and cash flow effects of these transactions have been reported in Divestments gains/(losses), within General and administrative, and in Acquisitions and divestments, net, respectively. Both businesses were divested on a cash and debt free basis. Aggregate assets and liabilities divested were as follows:

($m)	Carrying amounts
Trade receivables and other assets	46
Inventories	29
Property, plant and equipment	28
Intangible assets	17
Other net liabilities	(10)
Net assets divested	110

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2011

In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for $32 million of cash, $10 million of which is deferred. As a result of the acquisition accounting, an immaterial bargain purchase gain was recognized in Restructuring within General and administrative in the condensed consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2011 business combination were as follows:

($m)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	55
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	32
Purchase price	32
Bargain purchase gain	-

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from this 2011 acquisition to date is as follows:

($m)
Total cash paid for shares	22
Net cash acquired	(2)
Net cash outflow	20

During 2011, Syngenta finalized the acquisition accounting for Maribo Seed International Aps (“Maribo”), acquired in September 2010, resulting in an immaterial bargain purchase gain mainly due to the Maribo consideration being determined based on the economic value of the business at a different date from the date control transferred to Syngenta.

In April 2011, Syngenta divested its Materials Protection business to Lanxess AG.  The gain on this divestment is shown in Divestment gains/(losses) within General and administrative in the condensed consolidated income statement.

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Note 4: Segmental information

Syngenta is organized on a worldwide basis into five operating segments: the four geographic regions, comprising the integrated crop protection and seeds business, and the global Lawn and Garden business. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. No operating segments have been aggregated to form the above reportable segments.

2012 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total regional2	Lawn and Garden	Group
Sales	3,974	3,931	3,713	1,827	-	13,445	757	14,202
Cost of goods sold	(1,864)	(1,807)	(2,057)	(973)	(149)	(6,850)	(368)	(7,218)
Gross profit	2,110	2,124	1,656	854	(149)	6,595	389	6,984
Marketing and distribution	(664)	(602)	(546)	(303)	(95)	(2,210)	(208)	(2,418)
Research and development	-	-	-	-	(1,195)	(1,195)	(58)	(1,253)
General and administrative	(171)	(180)	(140)	(58)	(389)	(938)	(83)	(1,021)
Operating income/(loss)	1,275	1,342	970	493	(1,828)	2,252	40	2,292
Income from associates and joint ventures								7
Financial expense, net								(147)
Income before taxes								2,152
2011 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total regional2	Lawn and Garden	Group
Sales	3,982	3,273	3,305	1,887	-	12,447	821	13,268
Cost of goods sold	(1,806)	(1,648)	(1,813)	(984)	(131)	(6,382)	(404)	(6,786)
Gross profit	2,176	1,625	1,492	903	(131)	6,065	417	6,482
Marketing and distribution	(685)	(554)	(542)	(290)	(89)	(2,160)	(227)	(2,387)
Research and development	-	-	-	-	(1,135)	(1,135)	(56)	(1,191)
General and administrative	(254)	(139)	(100)	(61)	(184)	(738)	(115)	(853)
Operating income/(loss)	1,237	932	850	552	(1,539)	2,032	19	2,051
Income from associates and joint ventures								15
Financial expense, net								(165)
Income before taxes								1,901

1	EAME: Europe, Africa and Middle East

2	Includes non-regional

All activities were in respect of continuing operations.

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Note 5: General and administrative

During 2012, Syngenta and attorneys for several community water systems settled litigation related to the herbicide atrazine, in order to end the business uncertainty and expense of protracted legal proceedings. The litigation was disclosed under the headings ‘Holiday Shores’ and ‘City of Greenville’ in Note 25 to Syngenta’s 2011 consolidated financial statements. Syngenta expressly denied any liability and Plaintiffs acknowledged that they were not aware of any new scientific studies relating to atrazine not already in the public domain. Water systems joining the class were eligible for payments from a $105 million settlement paid by Syngenta. This amount was inclusive of settlement administration costs, escrow and plaintiffs’ attorneys’ fees and costs. As a result of the settlement, a net expense of $80 million was recognized within General and administrative during 2012.

As described in Note 3 above, General and administrative includes a gain of $30 million on revaluing Syngenta’s existing interest in Pasteuria to fair value when control was acquired. General and administrative also includes past service gains of $50 million (2011: nil) on amendments of post-retirement benefit plans in the USA and losses of $61 million (2011: gains of $177 million) on hedges of forecast transactions, which were recognized during the year.

Note 6: Restructuring and impairment before taxes

For the year ended December 31, ($m)	2012	2011
Operational efficiency programs:
Cash costs	55	98
Non-cash impairment costs	2	3

Integrated crop strategy programs:
Cash costs	102	149

Acquisition and related integration costs:
Cash costs	18	14
Non-cash items
Reversal of inventory step-ups	7	14
Reacquired rights	14	14
Divestment losses/(gains)	25	(76)
Bargain purchase gains	-	(10)

Other non-cash restructuring and impairment:
Non-current asset impairments	42	39
Total restructuring and impairment before taxes1	265	245

1     $7 million (2011: $14 million) is included within Cost of goods sold.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

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Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

2012

Operational efficiency programs

During 2012, costs of $44 million were incurred as the projects to standardize and consolidate global back office operations drew near to completion. $3 million of costs were incurred for restructuring in the corporate headquarters, $4 million of costs were charged for restructuring at sales and distribution sites in France, Switzerland and the UK, and a further $4 million of other operational efficiency cash costs included charges for project management, standard process design and  outsourcing of information systems. Impairment costs related to the sites in France and the UK.

Integrated crop strategy programs

Cash costs of $35 million were incurred for the continuing integration of commercial operations of sales and marketing teams in the regions. $58 million was charged to the regions for support function projects, including $15 million for severance and pension costs, $21 million for information system infrastructure projects and $22 million of other charges including consultancy and advisory services, re-training of employees and project management. $5 million of costs related to restructuring the organization of the global Research and Development function and $4 million of costs related to legal entity restructuring.

Acquisition and related integration costs

Included in acquisition and related integration costs are $6 million related to the acquisitions described in Note 3 above and $6 million of charges incurred for integrating previous acquisitions. The remaining charges related to divestments and incomplete transactions.

Reversal of inventory step-up related to the acquisitions of Maribo Seeds, the Pybas and Synergene lettuce companies and the purchase of the Greenleaf controlling interest.

As part of the Greenleaf acquisition in 2011, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, these reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the Syngenta/Greenleaf license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. The resulting acceleration of amortization results in a 2012 charge of $14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment losses were incurred on the divestments of the Fafard peat unit and the SHS Horticultural Services business as described in Note 3 above.

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Other non-cash restructuring and impairment

Non-current asset impairments include $21 million for production plant machinery in Brazil, $12 million for the impairment of a product right and trademark where technical and commercial success has now become less probable and $5 million for the write-down of land in the USA that was acquired as part of a business combination.

2011

Operational efficiency programs

During 2011, cash costs under the Operational Efficiency restructuring programs included $59 million for the continuing standardization and consolidation of global back office operations and $12 million for further outsourcing of information systems. Further operational efficiency cash costs consisted of $6 million of onerous contract charges in the UK, $5 million relating to the reorganization of a site in Switzerland, $4 million of restructuring costs in the Seeds portion of the European business and $12 million for various other restructuring projects. Impairment costs related mainly to the closure of a site in Germany.

Integrated crop strategy programs

During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included $143 million for integration of commercial operations of sales and marketing teams and $6 million for support function projects. These charges consisted of $76 million for severance and pension payments and $73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs

Acquisition and related integration cash costs related mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups related to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

Amortization of reacquired rights related to exclusive licensing rights that Syngenta had previously granted to Greenleaf, which were reacquired as part of the Greenleaf acquisition.

Divestment gains of $76 million included the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50 percent equity interest in Greenleaf to fair value at the date it acquired the remaining 50 percent interest from Pioneer. Bargain purchase gains were recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs consisted of the impairment of an available-for-sale financial asset and a write-down of assets within the Fafard peat business in Lawn and Garden.

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Note 7: Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2012 and 2011:

For the year ended December 31, ($m)	2012	2011
Depreciation, amortization and impairment of:
Property, plant and equipment	362	349
Intangible assets	278	300
Financial assets	3	1
Deferred revenue and gains	(35)	(41)
Gain on disposal of non-current assets	(17)	(78)
Charges in respect of equity-settled share based compensation	74	54
Charges in respect of provisions	147	253
Financial expense, net	147	165
(Gains)/losses on hedges reported in operating income	32	(187)
Income from associates and joint ventures	(7)	(15)
Total	984	801

Note 8: Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and Research and Development facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance.  The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average		Period ended December 31,
Per $		2012	2011	2012	2011
Brazilian real	BRL	1.95	1.66	2.05	1.87
Swiss franc	CHF	0.93	0.88	0.92	0.94
Euro	EUR	0.78	0.71	0.76	0.77
British pound sterling	GBP	0.63	0.62	0.62	0.65

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

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Note 9: Issuances, repurchases and repayments of debt and equity securities

2012

During 2012, Syngenta repurchased 213,500 of its own shares at a cost of $81 million, of which 200,000 shares will be used to meet the future requirements of share based payment plans and 13,500 shares related to the share repurchase program completed in December 2012.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to the 2012 annual consolidated financial statements.

During 2012, Syngenta issued $750 million in US dollar denominated bonds, comprising a $500 million bond with a coupon rate of 3.125 percent and a ten year maturity, and a $250 million bond with a coupon rate of 4.375 percent and a thirty year maturity.

During 2012, a CHF bond with principal of CHF 375 million was fully repaid at maturity.

2011

During 2011, Syngenta repurchased 1,351,123 of its own shares at a cost of $422 million, of which 714,373 shares will be used to meet the future requirements of share based payment plans and 636,750 shares related to the share repurchase program.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

During 2011, a Eurobond with principal of EUR 500 million was fully repaid at maturity.

Note 10: Subsequent events

On January 25, 2013, it was announced that, upon closing of the mandatory re-opening of Syngenta’s bid for Devgen, 98.32 percent of the total number of shares in Devgen have been tendered. Payment for the shares tendered took place on January 30, 2013.

As Syngenta has now acquired more than 95 percent of the shares in Devgen, it will proceed with a simplified squeeze-out in order to acquire by operation of law the remaining shares and warrants.  The squeeze-out will take place from February 6, 2013 until February 26, 2012 and will be settled on March 8, 2013.  Upon settlement of the squeeze-out, all Devgen shares will have been acquired by Syngenta and will be automatically delisted from NYSE Euronext Brussels.

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Supplementary financial information

Financial summary

	Excluding restructuring and impairment1		Restructuring and impairment		As reported under IFRS
For the year ended December 31, ($m, except per share amounts)	2012	2011	2012	2011	2012	2011
Sales	14,202	13,268	-	-	14,202	13,268
Gross profit	6,991	6,496	(7)	(14)	6,984	6,482
Marketing and distribution	(2,418)	(2,387)	-	-	(2,418)	(2,387)
Research and development	(1,253)	(1,191)	-	-	(1,253)	(1,191)
General and administrative	(763)	(622)	(258)	(231)	(1,021)	(853)
Operating income	2,557	2,296	(265)	(245)	2,292	2,051
Income before taxes	2,417	2,146	(265)	(245)	2,152	1,901
Income tax expense	(360)	(356)	83	55	(277)	(301)
Net income	2,057	1,790	(182)	(190)	1,875	1,600
Attributable to non-controlling interests	(3)	(1)	-	-	(3)	(1)
Attributable to Syngenta AG shareholders:	2,054	1,789	(182)	(190)	1,872	1,599
Earnings/(loss) per share($)2
- basic	22.41	19.47	(1.98)	(2.07)	20.43	17.40
- diluted	22.30	19.36	(1.98)	(2.05)	20.32	17.31

	2012	2011	2012 CER3
Gross profit margin excluding restructuring and impairment	49.2%	49.0%	49.3%
EBITDA4	3,150	2,905
EBITDA margin	22.2%	21.9%	23.2%
Tax rate on results excluding restructuring and impairment	15%	17%
Free cash flow5	270	1,537
Trade working capital to sales6	32%	30%
Debt/Equity gearing7	20%	15%
Net debt7	1,706	1,135
Cash flow return on investment8	15%	14%

(1)
For further analysis of restructuring and impairment charges, see Note 6 on page 20. Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2012 basic EPS 91,644,190 and diluted 92,132,922; for 2011 basic EPS 91,892,275 and diluted 92,383,611.

(3)	For a description of CER see Appendix A on page 36.
(4)	EBITDA is defined in Appendix B on page 36.
(5)	For a description of free cash flow, see Appendix D on page 38.
(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix E on page 38.
(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix F on page 39.
(8)	For a description of the cash flow return on investment calculation, see Appendix G on page 40.

Syngenta – February 6, 2013/ 25 of 42

Full year segmental results excluding restructuring and impairment

Group	For the year ended December 31,
($m)	2012	2011	CER %
Sales	14,202	13,268	+10
Gross profit	6,991	6,496	+11
Marketing and distribution	(2,418)	(2,387)	-6
Research and development	(1,253)	(1,191)	-9
General and administrative	(763)	(622)	+5
Operating income	2,557	2,296	+21
Depreciation, amortization and impairment	586	594
Income from associates and joint ventures	7	15
EBITDA	3,150	2,905	+17
EBITDA margin (%)	22.2	21.9

Total regional1 ($m)
Sales	13,445	12,447	+11
Gross profit	6,602	6,079	+12
Marketing and distribution	(2,210)	(2,160)	-7
Research and development	(1,195)	(1,135)	-9
General and administrative	(718)	(560)	+3
Operating income	2,479	2,224	+21
Depreciation, amortization and impairment	561	563
Income from associates and joint ventures	7	15
EBITDA	3,047	2,802	+17
EBITDA margin (%)	22.7	22.5

Lawn and Garden ($m)
Sales	757	821	-6
Gross profit	389	417	-3
Marketing and distribution	(208)	(227)	+6
Research and development	(58)	(56)	-7
General and administrative	(45)	(62)	+22
Operating income	78	72	+12
Depreciation, amortization and impairment	25	31
EBITDA	103	103	+2
EBITDA margin (%)	13.7	12.5

1	Includes non-regional and excludes Lawn and Garden.

Syngenta – February 6, 2013/ 26 of 42

Full year segmental results excluding restructuring and impairment: continued

Europe, Africa and Middle East	For the year ended December 31,
($m)	2012	2011	CER %
Sales	3,974	3,982	+6
Gross profit	2,115	2,184	+7
Marketing and distribution	(664)	(685)	-3
General and administrative	(146)	(166)	+10
Operating income	1,305	1,333	+11

North America ($m)
Sales	3,931	3,273	+21
Gross profit	2,126	1,631	+31
Marketing and distribution	(602)	(554)	-9
General and administrative	(153)	(114)	-35
Operating income	1,371	963	+43

Latin America ($m)
Sales	3,713	3,305	+13
Gross profit	1,656	1,492	+9
Marketing and distribution	(546)	(542)	-9
General and administrative	(103)	(77)	-6
Operating income	1,007	873	+10

Asia Pacific ($m)
Sales	1,827	1,887	-
Gross profit	854	903	-
Marketing and distribution	(303)	(290)	-7
General and administrative	(46)	(48)	+3
Operating income	505	565	-4

Syngenta – February 6, 2013/ 27 of 42

Second half segmental results excluding restructuring and impairment

Group	For the six months ended December 31,
($m)	2012	2011	CER %
Sales	5,937	5,566	+9
Gross profit	2,788	2,597	+9
Marketing and distribution	(1,264)	(1,215)	-9
Research and development	(642)	(599)	-13
General and administrative	(285)	(342)	+42
Operating income	597	441	+41
Depreciation, amortization and impairment	280	300
Income from associates and joint ventures	5	15
EBITDA	882	756	+21
EBITDA margin (%)	14.9	13.6

Total regional1 ($m)
Sales	5,616	5,214	+10
Gross profit	2,607	2,407	+9
Marketing and distribution	(1,164)	(1,103)	-11
Research and development	(613)	(571)	-13
General and administrative	(265)	(313)	+44
Operating income	565	420	+40
Depreciation, amortization and impairment	267	284
Income from associates and joint ventures	5	15
EBITDA	837	719	+22
EBITDA margin (%)	14.9	13.8

Lawn and Garden ($m)
Sales	321	352	-7
Gross profit	181	190	-1
Marketing and distribution	(100)	(112)	+8
Research and development	(29)	(28)	-13
General and administrative	(20)	(29)	+22
Operating income	32	21	+49
Depreciation, amortization and impairment	13	16
EBITDA	45	37	+14
EBITDA margin (%)	13.9	10.7

1	Includes non-regional and excludes Lawn and Garden.

Syngenta – February 6, 2013/ 28 of 42

Second half segmental results excluding restructuring and impairment: continued

Europe, Africa and Middle East	For the six months ended December 31,
($m)	2012	2011	CER %
Sales	966	1,058	-
Gross profit	504	564	+1
Marketing and distribution	(339)	(336)	-7
General and administrative	(69)	(88)	+20
Operating income	96	140	-

North America ($m)
Sales	1,150	1,022	+13
Gross profit	608	524	+15
Marketing and distribution	(304)	(267)	-14
General and administrative	(27)	(65)	+58
Operating income	277	192	+41

Latin America ($m)
Sales	2,670	2,273	+18
Gross profit	1,199	1,017	+14
Marketing and distribution	(313)	(313)	-14
General and administrative	(44)	(32)	+31
Operating income	842	672	+17

Asia Pacific ($m)
Sales	830	861	+1
Gross profit	381	414	-2
Marketing and distribution	(155)	(143)	-12
General and administrative	(23)	(23)	-
Operating income	203	248	-10

Syngenta – February 6, 2013/ 29 of 42

Full year sales

	For the year ended December 31,
($m)	2012	2011	Actual %	CER %
Group sales
Europe, Africa and Middle East	3,974	3,982	-	+6
North America	3,931	3,273	+20	+21
Latin America	3,713	3,305	+12	+13
Asia Pacific	1,827	1,887	-3	-
Total regional sales	13,445	12,447	+8	+11
Lawn and Garden1	757	821	-8	-6
Group sales	14,202	13,268	+7	+10

Crop Protection by region
Europe, Africa and Middle East	2,910	2,958	-2	+5
North America	2,577	2,158	+19	+20
Latin America	3,261	2,907	+12	+13
Asia Pacific	1,570	1,654	-5	-2
Total	10,318	9,677	+7	+9

Seeds by region
Europe, Africa and Middle East	1,101	1,063	+4	+10
North America	1,398	1,142	+22	+22
Latin America	479	409	+17	+18
Asia Pacific	259	236	+10	+16
Total	3,237	2,850	+14	+16

Sales by business
Crop Protection	10,318	9,677	+7	+9
Seeds	3,237	2,850	+14	+16
Elimination of Crop Protection sales to Seeds	(110)	(80)	n/a	n/a
Total regional sales	13,445	12,447	+8	+11
Lawn and Garden1	757	821	-8	-6
Group sales	14,202	13,268	+7	+10

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 30 of 42

Full year product line sales

	For the year ended December 31,
($m)	2012	2011	Actual %	CER %
Selective herbicides	2,939	2,617	+12	+15
Non-selective herbicides	1,246	1,117	+12	+14
Fungicides	3,044	2,998	+2	+4
Insecticides	1,841	1,790	+3	+6
Seed care	1,107	1,018	+9	+12
Other crop protection	141	137	+2	+5
Total Crop Protection	10,318	9,677	+7	+9
Corn and soybean	1,836	1,471	+25	+26
Diverse field crops	719	676	+6	+11
Vegetables	682	703	-3	+1
Total Seeds	3,237	2,850	+14	+16
Elimination of Crop Protection sales to Seeds	(110)	(80)	n/a	n/a
Lawn and Garden1	757	821	-8	-6
Group sales	14,202	13,268	+7	+10

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 31 of 42

Second half year sales

	For the six months ended December 31,
($m)	2012	2011	Actual %	CER %
Group sales
Europe, Africa and Middle East	966	1,058	-9	-
North America	1,150	1,022	+13	+13
Latin America	2,670	2,273	+18	+18
Asia Pacific	830	861	-4	+1
Total regional sales	5,616	5,214	+8	+10
Lawn and Garden1	321	352	-9	-7
Group sales	5,937	5,566	+7	+9
Crop Protection by region
Europe, Africa and Middle East	778	865	-10	-2
North America	838	711	+18	+18
Latin America	2,335	1,973	+18	+19
Asia Pacific	693	745	-7	-3
Total	4,644	4,294	+8	+11

Seeds by region
Europe, Africa and Middle East	212	221	-4	+5
North America	345	332	+4	+4
Latin America	347	305	+14	+14
Asia Pacific	138	117	+18	+24
Total	1,042	975	+7	+10

Sales by business
Crop Protection	4,644	4,294	+8	+11
Seeds	1,042	975	+7	+10
Elimination of Crop Protection sales to Seeds	(70)	(55)	n/a	n/a
Total regional sales	5,616	5,214	+8	+10
Lawn and Garden1	321	352	-9	-7
Group sales	5,937	5,566	+7	+9

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 32 of 42

Second half year product line sales

	For the six months ended December 31,
($m)	2012	2011	Actual %	CER %
Selective herbicides	1,017	870	+17	+20
Non-selective herbicides	649	552	+18	+20
Fungicides	1,312	1,269	+3	+5
Insecticides	969	932	+4	+7
Seed care	623	588	+6	+9
Other crop protection	74	83	-12	-10
Total Crop Protection	4,644	4,294	+8	+11
Corn and soybean	568	509	+11	+12
Diverse field crops	170	161	+6	+13
Vegetables	304	305	-	+4
Total Seeds	1,042	975	+7	+10
Elimination of Crop Protection sales to Seeds	(70)	(55)	n/a	n/a
Lawn and Garden1	321	352	-9	-7
Group sales	5,937	5,566	+7	+9

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 33 of 42

Fourth quarter sales

	4th Quarter,
($m)	2012	2011	Actual %	CER %
Group sales
Europe, Africa and Middle East	387	414	-7	-3
North America	690	538	+28	+28
Latin America	1,556	1,324	+18	+17
Asia Pacific	432	443	-3	-1
Total regional sales	3,065	2,719	+13	+13
Lawn and Garden1	174	184	-6	-5
Group sales	3,239	2,903	+12	+12

Crop Protection by region
Europe, Africa and Middle East	325	354	-8	-5
North America	422	286	+47	+47
Latin America	1,411	1,208	+17	+17
Asia Pacific	356	371	-4	-3
Total	2,514	2,219	+13	+14

Seeds by region
Europe, Africa and Middle East	83	86	-3	-1
North America	292	266	+10	+9
Latin America	148	118	+26	+26
Asia Pacific	77	72	+6	+9
Total	600	542	+11	+11

Sales by business
Crop Protection	2,514	2,219	+13	+14
Seeds	600	542	+11	+11
Elimination of Crop Protection sales to Seeds	(49)	(42)	n/a	n/a
Total regional sales	3,065	2,719	+13	+13
Lawn and Garden1	174	184	-6	-5
Group sales	3,239	2,903	+12	+12

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 34 of 42

Fourth quarter product line sales

	4th Quarter,
($m)	2012	2011	Actual %	CER %
Selective herbicides	589	417	+41	+42
Non-selective herbicides	298	231	+29	+29
Fungicides	758	704	+8	+8
Insecticides	513	496	+4	+4
Seed care	320	332	-3	-3
Other crop protection	36	39	-10	-10
Total Crop Protection	2,514	2,219	+13	+14
Corn and soybean	386	334	+15	+15
Diverse field crops	66	77	-14	-12
Vegetables	148	131	+14	+15
Total Seeds	600	542	+11	+11
Elimination of Crop Protection sales to Seeds	(49)	(42)	n/a	n/a
Lawn and Garden1	174	184	-6	-5
Group sales	3,239	2,903	+12	+12

1	Includes product lines Professional Products and Flowers. Professional Products were formerly reported under Crop Protection and Flowers under Seeds.

Syngenta – February 6, 2013/ 35 of 42

Supplementary financial information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the year ended December 31, ($m)	2012	2011
Net income attributable to Syngenta AG shareholders	1,872	1,599
Non-controlling interests	3	1
Income tax expense	277	301
Financial expenses, net	147	165
Pre-tax restructuring and impairment	265	245
Depreciation, amortization and other impairment	586	594
EBITDA	3,150	2,905

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Appendix C: Segmental operating income reconciled to segmental results excluding restructuring and impairment

2012 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,275	1,342	970	493	(1,828)	2,252	40	2,292
Restructuring and impairment:
Cost of goods sold2	5	2	-	-	-	7	-	7
Expenses	25	27	37	12	119	220	38	258
Operating income excluding restructuring and impairment	1,305	1,371	1,007	505	(1,709)	2,479	78	2,557
Operating margin (%)	32.8	34.9	27.1	27.6	n/a	18.4	10.4	18.0

2011 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total	Lawn and Garden	Total group
Operating income/(loss)	1,237	932	850	552	(1,539)	2,032	19	2,051
Restructuring and impairment:
Cost of goods sold2	8	6	-	-	-	14	-	14
Expenses	88	25	23	13	29	178	53	231
Operating income excluding restructuring and impairment	1,333	963	873	565	(1,510)	2,224	72	2,296
Operating margin (%)	33.5	29.4	26.4	29.9	n/a	17.9	8.8	17.3

1	EAME: Europe, Africa and Middle East.
2	Reversal of inventory step-up.

Syngenta – February 6, 2013/ 37 of 42

Appendix D: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;

•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and

•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year ended December 31, ($m)	2012	2011
Cash flow from operating activities	1,359	1,871
Cash flow used for investing activities	(1,218)	(472)
Cash flow from marketable securities	8	(11)
Cash flow used for acquisitions of non-controlling interests	-	-
Cash flow used for/(from) foreign exchange movements and settlement of hedges of inter-company loans	121	149
Free cash flow	270	1,537

Appendix E: Period end trade working capital

The following table provides detail of trade working capital at December 31, 2012 and 2011 expressed as a percentage of sales for the year ended at each date:

($m)	2012	2011
Inventories	4,734	4,190
Trade accounts receivable	3,191	2,736
Trade accounts payable	(3,409)	(2,881)
Net trade working capital	4,516	4,045
Twelve-month sales	14,202	13,268
Trade working capital as percentage of sales	32%	30%

In addition to period end trade working capital and due to the seasonal nature of the business, Syngenta also monitors average trade working capital as a percentage of sales.  This is determined by dividing the average month-end net trade working capital for the past twelve months by sales for the same twelve-month period.

Syngenta – February 6, 2013/ 38 of 42

Appendix F: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the year ended December 31, ($m)	2012	2011
Opening balance at January 1	1,135	1,473
Debt acquired with business acquisitions and other non-cash items	(17)	(26)
Foreign exchange effect on net debt	91	142
Purchase/(sale) of treasury shares, net	(24)	377
Distributions paid to shareholders	791	706
Free cash flow	(270)	(1,537)
Closing balance at December 31	1,706	1,135

Components of closing balance:
Cash and cash equivalents	(1,599)	(1,666)
Marketable securities1	(11)	(3)
Current financial debt2	980	743
Non-current financial debt3	2,368	2,178
Financing-related derivatives4	(32)	(117)
Closing balance at December 31	1,706	1,135

(1)	Long-term marketable securities are included in Financial and other non-current assets. Short-term marketable securities are included in Derivative and other financial assets.

(2)	Included within Current financial debt and other financial liabilities.

(3)	Included within Financial debt and other non-current liabilities.

(4)
Short-term derivatives are included within Derivative and other financial assets and Current financial debt and other financial liabilities. Long-term derivatives are included within Financial and other non-current assets and Financial debt and other non-current liabilities.

The following table presents the derivation of the debt/equity gearing ratio for the years ended December 31, 2012 and 2011:

($m)	2012	2011
Net debt	1,706	1,135
Shareholders’ equity	8,745	7,494
Debt/Equity gearing ratio	20%	15%

Syngenta – February 6, 2013/ 39 of 42

Appendix G: Cash flow return on investment

Cash flow return on investment is a measure used by Syngenta to compare cash returns to average invested capital.  Gross cash flow used in the calculation comprises cash flow before change in net working capital, excluding interest and other financial receipts and payments.  In 2011, accelerated contributions to the defined benefit pension plans were also excluded. Invested capital comprises:

•	total current assets, excluding cash and derivative and other financial assets;

•
total non-current assets, excluding non-current derivative and other financial assets and defined benefit pension assets, and adjusted to reflect the gross book values of property, plant and equipment and intangible assets;

•	total current liabilities, excluding current financial debt and other financial liabilities; and

•	deferred tax liabilities.

For the year ended December 31, ($m)	2012	2011
Cash flow before change in net working capital	2,218	1,921
Interest and other financial receipts	(197)	(312)
Interest and other financial payments	422	426
Accelerated defined benefit pension plan contributions	-	125
Gross cash flow	2,443	2,160
Total current assets	10,964	9,750
Less: cash	(1,599)	(1,666)
Less: derivative and other financial assets	(251)	(269)
Total non-current assets	8,437	7,491
Add: property, plant and equipment, accumulated depreciation	3,854	3,546
Add: intangible assets, accumulated amortization	2,593	2,346
Less: non-current derivative and other financial assets	(103)	(180)
Less: defined benefit pension assets	(21)	(145)
Total current liabilities	(6,427)	(5,643)
Less: current financial debt and other financial liabilities	1,048	955
Deferred tax liabilities	(863)	(753)
Invested capital	17,632	15,432
Average invested capital	16,532	15,545
Cash flow return on investment	15%	14%

Syngenta – February 6, 2013/ 40 of 42

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company.  For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	herbicide for flexible use on broad-leaved weeds for corn
DUAL GOLD®	season-long grass control herbicide used in a wide range of crops
DUAL MAGNUM®	grass weed killer for corn and soybeans
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	Broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
SEGURIS®	new fungicide with a unique mode of action that controls the main European wheat diseases
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CELEST/MAXIM®	broad spectrum seed treatment fungicide
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
VIBRANCE®	new proprietary broad spectrum Seed Care fungicide with novel root health properties
Field Crops
AGRISURE®	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
ROGERS® vegetables	leading brand throughout the Americas
S&G® vegetables	leading brand in Europe, Africa and Asia

Syngenta – February 6, 2013/ 41 of 42

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o BNY Mellon	P.O. Box
P.O. Box	P.O. Box 358516	4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8516

Tel: +41 (0)58 399 6133	Tel: +1-888 253 7068 (within USA) Tel. +1-201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the U.S Securities and Exchange Commission for information about these and other risks and uncertainties.  Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – February 6, 2013/ 42 of 42

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland February 6, 2013

Syngenta Board proposes to elect two new directors at AGM

Syngenta announced today that the Board will propose the election of two new directors, Eleni Gabre-Madhin and Eveline Saupper, at the Annual General Meeting on April 23, 2013. In addition to the Chairman, Martin Taylor, three current directors – Peggy Bruzelius, Peter Thompson and Felix Weber – will retire on the same date, having completed their terms of office. The Board will also propose the re-election of Michael Mack and of Jacques Vincent.

Martin Taylor said: “My departing colleagues have served Syngenta with distinction. I offer them my sincere thanks for the contribution they have made to the company’s development since its foundation in 2000. The proposed new members bring a broad range of skills and experience: I am very pleased that two such eminent candidates have agreed to stand for election.”

Eleni Gabre-Madhin is the co-founder and CEO of eleni LLC, which supports the formation of commodity exchanges across Africa, helping to promote food security. She also founded and was CEO of the Ethiopia Commodity Exchange. Previously, she worked for the World Bank and the International Food Policy Research Institute. She holds an MSc in Agricultural Economics from Michigan State University and PhD in Applied Economics from Stanford University.

Eveline Saupper is a Partner and Director with commercial law firm Homburger AG in Zurich. She is also a member of the Board of Directors of Bâloise Holding AG and Hostettler, Kramarsch & Partner Holding AG. Before joining Homburger in 1985, she worked as a tax specialist with Peat Marwick Mitchell (today KPMG) in Zurich. She holds both a degree and PhD in law from the University of St. Gallen. She is admitted to the Bar of Zurich and is a certified tax expert.

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 6, 2013 / 1 of 1

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Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Daniel Braxton Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland February 6, 2013

Syngenta to expand corn seed production capacity in Formosa, Brazil

•	Annual capacity to be quadrupled

•	Driven by grower demand for leading corn hybrids

•	Enabling expansion of integrated corn solutions

Syngenta today announced plans to invest $77 million in the expansion of its corn seed production facility in Formosa, Brazil. Annual capacity will be quadrupled to 1.6 million bags by 2015.

Corn production in Brazil is expected to almost double by 2020, spurred by growth in the pork and poultry sectors. Over the same period, the value of Brazil’s corn seed market is expected to reach $2.7 billion with increased second season production and greater technology adoption.

Syngenta’s Chief Operating Officer, John Atkin, said: “Brazil is already among the world’s top three corn producers and has tremendous long-term growth potential. The Formosa expansion will help us meet increasing grower demand for our leading hybrids and our new trait combinations. These will also form part of our new integrated solutions which focus on grain quality, water efficiency and land optimization.”

Syngenta’s Formosa facility is located at the heart of 110,000 hectares of prime corn growing country. The area’s climate supports two growing seasons and Syngenta’s leading hybrid seed portfolio is well suited to the area. Formosa’s location close to Brasilia means logistics infrastructure is also good, providing better export market access for growers.

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 6, 2013 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 6, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration